SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Rail Vision Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.08 per share

(Title of Class of Securities)

M8186D122

(CUSIP Number)

January 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186D122	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons L.I.A. Pure Capital Ltd.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 225,000(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 225,000(2)(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.66%(3)(4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital” and together with Mr. Silberman, the “Reporting Persons”).
(2)	The number of Ordinary Shares beneficially owned by the Reporting Persons reflects the one-for-eight reverse share split of the Issuer’s Ordinary Shares, made effective November 15, 2023.
(3)	As more fully described in Item 4, this does not give full effect to pre-funded and ordinary warrants owned by the Reporting Persons subject to the 4.99% Blocker (as defined below).
(4)	Based on a total of 4,830,738 Ordinary Shares of the Issuer outstanding, as provided by the Issuer.

CUSIP No. M8186D122	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Kfir Silberman(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 225,000(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 225,000(2)(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.66%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.
(2)	The number of Ordinary Shares beneficially owned by the Reporting Persons reflects the one-for-eight reverse share split of the Issuer’s Ordinary Shares, made effective November 15, 2023.
(3)	As more fully described in Item 4, this does not give full effect to pre-funded and ordinary warrants owned by the Reporting Persons subject to the 4.99% Blocker (as defined below).
(4)	Based on a total of 4,830,738 Ordinary Shares of the Issuer outstanding, as provided by the Issuer.

CUSIP No. M8186D122	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Rail Vision Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 15 Ha’Tidhar St., Ra’anana 4366517, Israel

Item 2.

(a)	Name of Person(s) Filing: Pure Capital and Kfir Silberman.

The foregoing persons are hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Offices or, if None, Residence: The address of the Reporting Persons is: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

(c)	Citizenship: Israel

(d)	Title of Class of Securities: ordinary shares, par value NIS 0.08 per share (the “Ordinary Shares”).

(e)	CUSIP Number: M8186D122

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 4,830,738 Ordinary Shares outstanding as provided to the Reporting Persons by the Issuer and (ii) (A) in connection with the private placement with the Issuer that closed on January 31, 2024 (the “January 2024 PIPE”), (a) 225,000 Ordinary Shares issued in the January 2024 PIPE, (b) 292,898 Ordinary Shares issuable upon the exercise of pre-funded warrants issued to Pure Capital in connection with the January 2024 PIPE (the “January 2024 PIPE Pre-Funded Warrants”), (c) 776,847 Ordinary Shares issuable upon the exercise of ordinary warrants issued to Pure Capital in connection with the January 2024 PIPE (the “January 2024 PIPE Ordinary Share Warrants”), (d) 507,743 Ordinary Shares issuable upon the exercise of a pre-funded warrant issued to Pure Capital in connection with the conversion by the Issuer of $500,000 of the outstanding loan extended to the Issuer by Pure Capital pursuant to a facility agreement for a $6 million credit facility and an additional amount up to $3 million (the “Credit Facility” and the “Facility Conversion Pre-Funded Warrant”, respectively) and (e) 761,615 Ordinary Shares exercisable upon the exercise of the ordinary warrant issued to Pure Capital in connection with the conversion by the Issuer of $500,000 of the outstanding loan extended to the Issuer by Pure Capital pursuant to the Credit Facility (the “Facility Conversion Ordinary Share Warrant”) and (B) in connection with the Credit Facility, 2,419,354 Ordinary Shares issuable upon the exercise of the ordinary warrant issued to Pure Capital pursuant to the Credit Facility (the “January 2024 Facility Warrant” and together with the January 2024 PIPE Pre-Funded Warrants, January 2024 PIPE Ordinary Share Warrants, Facility Conversion Pre-Funded Warrant and Facility Conversion Ordinary Share Warrant, the “Warrants”), each of which Warrant is subject to the 4.99% Blocker (as defined below).

The Reporting Persons are prohibited from exercising the Warrants into Ordinary Shares if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to the exercise (the “4.99% Blocker”).

CUSIP No. M8186D122	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M8186D122	13G	Page 6 of 7 Pages

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 6, 2024, by and between the Reporting Persons.

CUSIP No. M8186D122	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2024
L.I.A. PURE CAPITAL LTD.

	By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Authorized Person

Kfir Silberman

/s/ Kfir Silberman